July 27, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PDL Community Bancorp
Registration Statement on Form S-1

Registration Number 333-217275

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby join PDL Community Bancorp in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Monday July 31, 2017, or as soon thereafter as may be practicable.

Very Truly Yours,
By:
Name:	Allan D. Jean
Title:	Director of Mutual Conversions

cc:         Jessica Livingston

222 South Riverside Plaza – 7th Floor // Chicago, IL 60606

T 312.612.7785 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC